UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2024 (Report No. 4)

Commission File Number: 001-40303

Inspira Technologies Oxy B.H.N. Ltd.

(Translation of registrant’s name into English)

2 Ha-Tidhar St.

Ra’anana 4366504, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F      ☐  Form 40-F

CONTENTS

On February 27, 2024, Inspira Technologies Oxy B.H.N. Ltd., or the Registrant, issued a press release titled “Inspira™ Announces Breakthrough Update: Nears First FDA 510(k) Approval, 3 U.S. Patents Approved, $546 million in Summary Distribution Agreements,” a copy of which is furnished as Exhibit 99.1 with this report of foreign private issuer on Form 6-K.

In addition, on February 27, 2024, the Registrant issued a press release titled “Inspira™ To Host Conference Call to Discuss Investor Presentation and Announce Next Major Milestone,” a copy of which is furnished as Exhibit 99.2 with this report of foreign private issuer on Form 6-K.

This Report of Foreign Private Issuer on Form 6-K also consists of the Registrant’s presentation that was posted to its website on February 27, 2024, and which is attached hereto as Exhibit 99.3.

The first two paragraphs and the section titled “Forward-Looking Statements” in the press release attached as Exhibit 99.1, and the first paragraph and the section titled “Forward-Looking Statements” in the press release attached as Exhibit 99.2, are incorporated by reference into the Registrant’s Registration Statements on Form F-3 (Registration No. 333-266748) and Form S-8 (Registration No. 333-259057), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Press Release issued by Inspira Technologies Oxy B.H.N. Ltd. on February 27, 2024, titled “Inspira™ Announces Breakthrough Update: Nears First FDA 510(k) Approval, 3 U.S. Patents Approved, $546 million in Summary Distribution Agreements.”
99.2	Press Release issued by Inspira Technologies Oxy B.H.N. Ltd. on February 27, 2024, titled “Inspira™ To Host Conference Call to Discuss Investor Presentation and Announce Next Major Milestone.”
99.3	Investor presentation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Inspira Technologies Oxy B.H.N. Ltd.

Date: February 27, 2024	By:	/s/ Dagi Ben-Noon
		Name:	Dagi Ben-Noon
		Title:	Chief Executive Officer

2